Exhibit 99.1

Draganfly’s Commander 3XL Integrated with TB2 Aerospace’s DROPS System Achieves 100% Success Rate During U.S. Army’s SMEX25 Operational Trials

In alignment with the Presidential Executive Order “Unleashing American Drone Dominance”

Golden, CO – June 17, 2025 — TB2 Aerospace LLC, in collaboration with Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), a drone solutions, and systems developer, (NASDAQ: DPRO), is proud to announce the successful deployment and performance of the Drone Recharging Operational Payload System (DROPS) during the U.S. Army’s Sustainment Modernization Experiment 2025 (SMEX25).

Throughout SMEX25’s week-long field exercises, the DROPS system, integrated with Draganfly’s Commander 3XL, achieved a 100% success rate in autonomously deploying, recovering, and recharging TB2’s tactical resupply pods. The event provided an opportunity to validate real-world operational performance in austere and high-demand scenarios, drawing praise from defence evaluators and technology observers alike.

“The successful deployment of DROPS at SMEX25 underscores our commitment to advancing autonomous logistics solutions,” said Hank Scott, CEO of TB2 Aerospace. “Our system’s performance in a live operational environment validates its potential to revolutionize military tactical resupply and contested logistics.”

He added, “The successful integration of the Commander 3XL and DROPS in support of the U.S. Army’s mission is a great example of the advantage we strive to bring to our partners and their stakeholders.”

Key Capabilities Demonstrated:

●	Autonomous Payload Operations: The Commander 3XL, enabled with DROPS, autonomously captured, transported, and delivered payloads without any manual intervention, streamlining tactical resupply and significantly reducing the need for human logistics support in the field.
●	Platform Agnosticism: DROPS functioned seamlessly across various platforms, confirming its plug-and-play versatility, with special emphasis on its integration with Draganfly’s Commander 3XL platform. The Draganfly 3XL is now ‘DROPS Enabled’, whilst the smaller Draganfly Apex and the larger Heavy Lift are in the process of becoming DROPS Enabled.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is a pioneer in drone solutions, AI-driven software, and robotics. With over 25 years of innovation, Draganfly has been at the forefront of drone technology, providing solutions for public safety, agriculture, industrial inspections, security, mapping, and surveying. The Company is committed to delivering efficient, reliable, and industry-leading technology that helps organizations save time, money, and lives.

Media Contact

media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com

About TB2 Aerospace

Founded in 2020, TB2 Aerospace is a U.S.-based defence technology innovator developing autonomous logistics and tactical payload systems. The company’s flagship solution, DROPS, is a modular, reconfigurable payload delivery system designed to extend and enhance the operational capabilities of unmanned systems in defense, disaster response, and homeland security applications.

Annabel Mead

Communications and Marketing Consultant

Canny Comms

✉  annabel@canny-comms.co.uk

Partnership Inquiries

Hank Scott

Chief Executive Officer, TB2 Aerospace

✉  hank@tb2aerospace.com

🔗  Visit www.tb2aerospace.com for more information.

Forward Looking Statements

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to DROPS being a game-changing force multiplier for the Department of Defence and its allies as well as Draganfly’s ability to enable DROPS on the Draganfly Apex and the larger Heavy Lift. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.